Exhibit (a)(5)(F)

STATE OF MINNESOTA	DISTRICT COURT
COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT
CASE TYPE: OTHER CIVIL

ALAN BERGLAND, Individually and on behalf of all others similarly situated,	Court File No.

Plaintiff,	CLASS ACTION COMPLAINT

vs.	JURY TRIAL DEMANDED

ev3 INC., DANIEL J. LEVANGIE, JOHN K. BAKEWELL, RICHARD B. EMMITT, DOUGLAS W. KOHRS, ROBERT J. PALMISANO, ELIZABETH H. WEATHERMAN, JEFFREY B. CHILD, JOHN L. MICLOT, and THOMAS E. TIMBIE,

Defendants.
     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
INTRODUCTION
     1. Plaintiff brings this action on behalf of the public stockholders ev3 Inc. (“ev3” or the “Company”) against Defendants, ev3 and its Board of Directors (the “Board”), seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of their attempt to sell the Company to Covidien Group S.a.r.l. and COV Delaware Corp., a wholly owned subsidiary of

Covidien Group S.a.r.l. (collectively “Covidien”). Under the terms of the merger agreement, Covidien will pay ev3 shareholders $22.50 in cash for each share of ev3 common stock owned in a transaction valued at approximately $2.6 billion (the “Proposed Transaction”).
JURISDICTION AND VENUE
     2. This court has jurisdiction over this action as Defendant ev3 maintains their headquarters in the State.
     3. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District. In addition, ev3 maintains its headquarters in this District.
PARTIES
     4. Plaintiff Alan Bergland is and has been at all relevant times, the owner of shares of common stock of ev3.
     5. Defendant ev3 is a Delaware corporation headquartered at 9600 54th Avenue North, Suite 100, Plymouth Minnesota 55442. Ev3 is a provider for specialists treating a wide range of vascular diseases and disorders. Specifically, the Company develops or acquires, manufactures and commercializes innovative technologies and solutions for the treatment of peripheral vascular and neurovascular diseases, including stents, plaque excisions and PTA balloons.
     6. Defendant Robert J. Palmisano (“Palmisano”) has been the President, Chief Executive Officer (“CEO”) and a director of ev3 since April 2008.

     7. Defendant Richard B. Emmitt (“Emmitt”) has been a director of ev3 since June 2005. Defendant Emmitt is also a member and managing partner of The Vertical Group GP, LLC (“Vertical Group”). Vertical Group, along with Warburg Pincus LLC (“Warburg) formed ev3 in 2000 to buy and develop catheter-based technologies for treating various disorders. Vertical Group is the beneficial owner of approximately 2 percent of outstanding common stock of ev3.
     8. Defendant Elizabeth H. Weatherman (“Weatherman”) has been a director of ev3 since June 2005. Defendant Weatherman is also a Managing Director of Warburg, a member of the firm’s Executive Management Group, and is responsible for Warburg’s U.S. healthcare investment activities. Warburg is the beneficial owner of approximately 24 percent of the outstanding common stock of ev3.
     9. Defendant Daniel J. Levangie (“Levangie”) has been Chairman of the Board of ev3 since April 2008 and a director since February 2007. Defendant Levangie is also President and CEO of Keystone Dental, Inc. and Managing Partner of Constitution Medical Investors, Inc., both portfolio companies of Warburg.
     10. Defendant John K. Bakewell (“Bakewell”) has been a director of ev3 since April 2006. Defendant Bakewell is also Executive Vice President and Chief Financial Officer of RegionalCare Hospital Partners, Inc., a portfolio company of Warburg.

     11. Defendant Douglas W. Kohrs (“Kohrs”) has been a director of ev3 since August 2008. Defendant Kohrs is also President and CEO of Tornier B.V., a portfolio company of Warburg.
     12. Defendant John L. Miclot (“Miclot”) has been a director of ev3 since December 2008. Defendant Miclot is also President and CEO of CCS Medical, Inc., a portfolio company of Warburg
     13. Defendant Jeffrey B. Child (“Child”) has been a director of ev3 since October 2007.
     14. Defendant Thomas E. Timbie (“Timbie”) has been a director of ev3 since June 2005.
     15. Defendants referenced in ¶¶ 6 through 14 are collectively referred to as “Individual Defendants” and/or the “ev3 Board.” The Individual Defendants as officers and/or directors of ev3, have a fiduciary relationship with Plaintiff and other public shareholders of ev3 and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     16. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of ev3 and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     17. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control;

(ii) a breakup of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders. If such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers may not take any action that:
a.	adversely affects the value provided to the corporation’s shareholders;

b.	favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits them from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     18. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ev3, are obligated to refrain from:
a.	participating in any transaction where the directors or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     19. In a cash deal that results in a change of control, the directors bear the burden of establishing that they took all reasonable steps to maximize shareholder value before agreeing to the proposed transaction. The Individual Defendants here have not established that they have maximized shareholder value and indeed it appears that the Proposed Transaction undervalues ev3.
     20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of ev3.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action pursuant to Minn. R. Civ. P. 23.01 on their own behalf and as a class action on behalf of all owners of ev3 common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     22. This action is properly maintainable as a class action for the following reasons:

a.	the Class is so numerous that joinder of all members is impracticable. As of April 28, 2010, ev3 had approximately 113 million shares issued and outstanding;

b.	questions of law and fact are common to the Class, including, inter alia, the following:
i.	Have the Individual Defendants breached their fiduciary duties owed to Plaintiff and the others members of the Class;

ii.	Are the Individual Defendants, in connection with the Proposed Transaction, pursuing a course of conduct that is in violation of their fiduciary duties;

iii.	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
c.	Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

d.	Plaintiff’s claims are typical of those of the other members of the Class;

e.	Plaintiff has no interests that are adverse to the Class;

f.	the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants;

g.	conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
     23. ev3 is a global leader and best-in-class technology provider for specialists treating a wide range of vascular diseases and disorders. The Company, founded ten years ago, focuses on catheter-based, or endovascular, technologies for minimally invasive procedures. The Company’s reach is considerably wide, with direct sales offices in the United States, Canada, United Kingdom, France, The Netherlands, China, Germany, Italy, Sweden, Poland, and Spain. Additionally, the Company has an extensive global distribution chain, with worldwide offices selling products in over 65 countries.
     24. Currently, ev3 is the market leader in peripheral plaque excision and is the number two in worldwide revenue in neurovascular products. Additionally, the Company is an innovator in the global medical device market, with over 100 products currently sold. In fact, in the last 12 months, the Company has launched no less than 15 new products into the market, and has several others currently in the pipeline.
     25. ev3 has experienced a financial upswing as demonstrated by its recently released financial results, expansion, and product development.

     26. On February 25, 2010, ev3 reported its financial results for the fourth quarter and the full year ending on December 31, 2009. The Company reported net income of $41.9 million in 2009, compared with a net loss of $335.6 million in 2008. Net sales from the Company’s peripheral vascular products increased 4% to $279.5 million, and net sales of neurovascular products increased 28% to $169.5 million. Due mainly to its improved operating activities, the Company boasted cash and cash equivalents totaling $98.1 million, an increase of $38.4 million over its year-end figure in 2008. Expenses also decreased to 50% of net sales in 2009, as compared to 55% in 2008, and the Company expected that percentage to decrease further as operating processes improve.
     27. In its most recent quarterly statement, the earnings that the Company reported are equally positive. Net sales encompassing all sectors of ev3’s business totaled $123.9 million, an increase of 23.4% from the first quarter of 2009. Net income was $9.9 million for the most recent quarter, compared with a net loss of $1.8 million for the first quarter of 2009.
     28. Commenting on the strong quarterly results, Defendant Palmisano stated:
We achieved another quarter of significant sales growth in both our neurovascular and peripheral vascular segments that outpaced market growth rates in U.S. and international markets. Our neurovascular segment, which grew 44% in the first quarter compared to the prior year quarter, reflects the broad penetration we are making across our entire product line and the positive response to the international launch of our Pipeline Embolization Device and Solitaire FR Revascularization Device for ischemic stroke . . . . I am especially pleased by the 13% sales growth we saw in our peripheral vascular segment during the quarter, which was led by an outstanding performance from our U.S. sales organization and the launch of our TurboHawk Plaque Excision System, TrailBlazer Support Catheter and new PowerCross PTA balloon . . . . Operationally, this was another very strong quarter for ev3. In addition to sales growth, we continue to emphasize gross margin improvement and profitability as our primary objectives, so I was very pleased to see sequential quarter gross margin expansion of 50 basis points to 76.4%. We will continue to focus on improving execution, driving manufacturing efficiencies and increasing leverage.
The Merger Agreement
     29. Despite the positive forecasts, recent growth and successful product development, on June 1, 2010, ev3 announced that it had entered into a definitive merger agreement with Covidien. Under the terms of the Proposed Transaction, Covidien will acquire ev3 by paying $22.50 per share in cash for each share of ev3 common stock. The Proposed Transaction is a two-step transaction. First, a tender offer will commence and, assuming ninety percent of outstanding shares vote in favor of the Proposed Transaction, a top-up option will be exercised to buy out all remaining shares at the same $22.50 per share price.
     30. In a joint press release announcing the merger, the companies stated:
Covidien plc (NYSE: COV) and ev3 Inc. (NASDAQ: EVVV) today announced that they have signed a definitive merger agreement under which Covidien will acquire all of the outstanding shares of ev3 Inc. for $22.50 per share in cash, for a total of $2.6 billion, net of cash acquired. This transaction further accelerates Covidien’s strategy of building a world-class vascular platform addressing high- growth markets and positions Covidien to become a leading endovascular player, with strong positions in both the peripheral vascular and neurovascular markets.

The acquisition of ev3 will enable Covidien to significantly expand its presence in the vascular market and is in line with our strategy of becoming a leading partner with vascular surgeons, neurosurgeons, interventional cardiologists and interventional radiologists,” said Richard J. Meelia, Chairman, President and CEO of Covidien. “With its broad product portfolio, clinical expertise and call-point synergies with our existing vascular franchise, ev3 will be an important addition to our innovative vascular intervention products.
We believe this transaction will provide truly unique opportunities and will create value for both companies’ stockholders, patients and employees,” said Robert Palmisano, President and CEO of ev3. “We will be able to advance our broad platform of peripheral vascular and neurovascular technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative medical solutions for improved patient outcomes. In addition, this combination will provide the opportunity for further innovation to support endovascular market growth and procedure penetration worldwide, while our employees will be afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.
ev3 Inc. is dedicated to developing innovative, breakthrough and clinically proven technologies and solutions for the treatment of peripheral vascular and neurovascular diseases. ev3 offers a comprehensive portfolio of treatment options, including the primary interventional technologies used today: peripheral angioplasty balloons, stents, plaque excision systems, embolic protection devices, liquid embolics, embolization coils, flow diversion, thrombectomy catheters and occlusion balloons.
     31. It is essential to note that the ev3 has continued to perform well and has continued to grow in spite of the global recession. Clearly, ev3’s value as an ongoing business is greater than the consideration to be paid in the Proposed Transaction. This is highlighted by the fact that at least one analyst has set a target price for ev3 of $27 per share. As such, the Proposed Transaction is inadequate to ev3’s shareholders and represents a significant discount to the Company’s actual and intrinsic value.
     32. Moreover, Defendants Weatherman, Bakewell, Kohrs, Levangie and Miclot are employed in some capacity by Warburg—co-founder of ev3 and holder of nearly 25% of the outstanding stock of the Company. Weatherman, in the Company’s most recent Proxy on Definitive 14A, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 9, 2010, is listed as the holder of all outstanding shares of Warburg in the Company. This ensures that Warburg, the Company’s largest shareholder, will vote their shares in favor of the merger, thereby reducing the number of shares necessary that must be tendered in order to effectuate the Proposed Transaction.
     33. Should the Proposed Transaction proceed, Warburg is set to make over $600 million on this deal. Given the large position Warburg holds in ev3, it would be substantially difficult to sell its shares in the Company without depressing the share price and thus damaging its return. However, the Proposed Transaction provides it with the opportunity to dispose of all of its shares at once, monetizing its holdings at a substantial profit compared to its comparatively low cost basis. This puts Warburg and the Individual Defendants either directly or indirectly under its employ in a disparate position from Plaintiff and the common stockholders by allowing Warburg and the Individual Defendants to dispose of its large block of stock in the manner most profitable for itself, but not the common shareholders.

     34. Additionally, §3.4(a) of the Merger Agreement provides that all company stock options, whether vested or unvested, shall be cancelled, and the holder will receive the difference between the exercise price and the merger consideration. Likewise, all company restricted stock shall be cancelled, and the holders will receive the merger consideration.
     35. Individual Defendants hold a substantial number of company stock options, vested and unvested, that will accelerate pursuant to the Proposed Transaction, nearly all of which have exercise prices well below the price offered in the Proposed Transaction. Likewise, Individual Defendants hold a substantial amount of company restricted stock that will also vest upon completion of the Proposed Transaction. By agreeing to the Proposed Transaction, Individual Defendants will reap substantial financial gains that will not be shared by the public shareholders. These financial interests by the Individual Defendants, particularly the unvested stock options that will accelerate pursuant to the Proposed Transaction, create conflicts of interest that separate Individual Defendants from Plaintiff and the common shareholders, depriving the Plaintiff and the class from maximizing shareholder value.
The Preclusive Deal Protection Devices
     36. The Proposed Transaction is wrought with onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

     37. By way of example, §6.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from seeking out any other strategic alternatives. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be Covidien.
     38. Pursuant to §6.3(c) of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify Covidien of the bidder’s offer. Thereafter, under §6.3(c), ev3 must notify Covidien of the offer within 24 hours and give Covidien the identity of the party making the superior offer. Furthermore, pursuant to §6.3(e), prior to accepting a superior proposal, ev3 must allow Covidien three business days to amend their proposal such that the alternative proposal is no longer superior.
     39. In addition, the Merger Agreement provides that a termination fee of $83,650,522 must be paid to Covidien if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     40. Ultimately, the preclusive deal protection provisions illegally restrain the Company’s ability to engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions also foreclose any likely alternate bidder from providing the needed market check of Covidien’s inadequate offer price.
     41. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty
(Against ev3 and All Individual Defendants)
     42. Plaintiff repeats all previous allegations as if set forth in full herein.
     43. As members of the Board, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of good faith, loyalty and care.
     44. As discussed herein, the Board has breached their fiduciary duties to ev3 shareholders by failing to maximize shareholder value. Further, Defendants have failed to establish that they have taken all reasonable steps to maximize shareholder value.
     45. As Directors of ev3, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.

     46. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ev3’s assets.
     47. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     48. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as Class representatives and their counsel as Class counsel;
          (B) enjoining, preliminarily and permanently, the Proposed Transaction until Defendants have cured their breaches of fiduciary duty;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

DATED: June 9, 2010	ZIMMERMAN REED, P.L.L.P.
/s/ Kirsten D. Hedberg
Carolyn G. Anderson, No. 275712
Kirsten D. Hedberg, No. 344369 651 Nicollet Mall, Suite 501 Minneapolis, MN 55402 Telephone: 612.341.0400 Facsimile: 612.341.0844 Carolyn.Anderson@zimmreed.com Kirsten.Hedberg@zimmreed.com

FINKELSTEIN THOMPSON LLP Donald J. Enright Thomas M. Gottschlich 1050 30th Street, NW Washington, DC 20007 Telephone: 202.337.8000 Facsimile: 202.337.8090 Attorneys for Plaintiff

ACKNOWLEDGMENT
     The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211, subd. 2 to the party against whom the allegations in this pleading are asserted.

DATED: June 9, 2010	/s/ Kirsten D. Hedberg
Kirsten D. Hedberg

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